Filed Pursuant to Rule 433

Registration No. 333-233483

February 25, 2021

Truist Financial Corporation

Pricing Term Sheet

February 25, 2021

Medium-Term Notes, Series G (Senior)

$1,250,000,000

1.267% Fixed-to-Floating Rate Senior Notes due March 2, 2027

Issuer	Truist Financial Corporation

Security	1.267% Fixed-to-Floating Rate Senior Notes due March 2, 2027

Expected Ratings*	A3/Stable (Moody’s) / A-/Stable (S&P) / A/Negative (Fitch) / AH/Stable (DBRS)

Currency	USD

Size	$1,250,000,000

Security Type	SEC Registered Medium-Term Notes, Series G (Senior)

Trade Date	February 25, 2021

Settlement Date	March 2, 2021 (T+3)

Maturity	March 2, 2027

Fixed Rate Period	The period from, and including, the Settlement Date to, but excluding, March 2, 2026

Floating Rate Period	The period from, and including, March 2, 2026 to, but excluding, the Maturity Date

Fixed Rate Coupon	1.267%

Floating Rate Coupon	An annual floating rate equal to the Base Rate plus a spread of 0.609% per annum, payable quarterly in arrears during the Floating Rate Period

Base Rate	During the Floating Rate Period, SOFR (compounded daily over a quarterly Interest Period in accordance with the specific formula described in the Preliminary Pricing Supplement)

Floating Rate Reset Frequency	Quarterly during the Floating Rate Period

Payment Frequency	During the Fixed Rate Period, semiannually; during the Floating Rate Period, quarterly

Interest Payment Dates	With respect to the Fixed Rate Period, each March 2 and September 2, commencing September 2, 2021; with respect to the Floating Rate Period, each March 2, June 2, September 2 and December 2, commencing June 2, 2026

Interest Determination Dates	For the Floating Rate Period, the date two U.S. Government Securities Business Days before each Interest Payment Date

Interest Reset Dates	For the Floating Rate Period, each Interest Payment Date

Day Count Convention	During the Fixed Rate Period, 30/360; during the Floating Rate Period, Actual/360

Redemption Date	Redeemable (i) in whole, but not in part, on March 2, 2026, and (ii) in whole at any time or in part from time to time, on or after January 29, 2027

Redemption Terms	Redeemable at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The issuer shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes

Benchmark Treasury	0.375% US Treasury due January 31, 2026

Benchmark Treasury Spot and Yield	98-03+; 0.767%

Spread to Benchmark Treasury	+50 bps

Yield to Maturity	1.267%

Price to Public	100% of face amount

Net Proceeds (Before Expenses) to Issuer	$1,248,250,000 (99.86%)

Use of Proceeds	The financing or re-financing of Eligible Social Assets, as described in the Preliminary Pricing Supplement

Denominations	$2,000 x $1,000

CUSIP / ISIN	89788MAD4 / US89788MAD48

Joint Book-Running Managers	Truist Securities, Inc. Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC

Co-Managers	Academy Securities, Inc. Cabrera Capital Markets LLC R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The underwriters expect to deliver the securities to purchasers on or about March 2, 2021, which will be the third business day following the date of pricing of the securities (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities prior to the second business day before the delivery of the securities will be required, by virtue of the fact that the securities initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the securities who wish to trade the securities prior to the second business day before the delivery of the securities should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Truist Securities, Inc. at 1-800-685-4786 or by emailing TSIdocs@Truist.com, Morgan Stanley & Co. LLC at 1-866-718-1649 or Goldman Sachs & Co. LLC at 1-866-471-2526.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.